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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Dataram Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  238108203

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

              James R. Levitas, Levitas & Company,
      230 Park Avenue, Suite 1549, New York, New York 10169
                         (212) 681-8480

     (Date of Event which Requires Filing of this Statement)

                         August 24, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James R. Levitas

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF, PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         176,800

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         208,400

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         208,400

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         7.5%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 1 to Schedule 13D is to report a material change in the beneficial ownership of James R. Levitas in the Common Stock (the "Shares") of Dataram Corporation.  All

capitalized terms not defined herein have the definitions given them in the original Schedule 13D.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Levitas is deemed to

beneficially own 208,400 Shares.  205,400 Shares are held by the

Partnership and managed accounts over which Mr. Levitas has

investment discretion and 3,000 Shares are held by Mr. Levitas personally.  Shares were purchased in open market transactions at an aggregate cost of $1,951,095.  The funds for the purchase of the Shares held in the Partnership and the managed accounts have come from the working capital of each and the funds for the

purchase of the Shares held by Mr. Levitas came from his personal funds.  No funds were borrowed in connection with the purchase of

Shares.

Item 4.  Purpose of Transaction

         No change.








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Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Levitas is deemed to be

the beneficial owner of 208,400 Shares of the Company.

Based on the Company's most recently filed Form 10-K, as of

July 24, 1998 there were a total of 2,781,405 outstanding

Shares.  Therefore, Mr. Levitas is deemed to be the

beneficial owner of 7.5% of the outstanding Shares.

Mr. Levitas has the sole power to vote or direct the vote

with respect to 176,800 Shares and has the sole power to

dispose of or direct the disposition of all the Shares of

the Company that he is currently deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares

that were effected by Mr. Levitas  over the past 60 days is

filed herewith as Exhibit A.


















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Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.


August 24, 1998
_________________
   Date


                           /s/ James R. Levitas
                           __________________________________
                           James R. Levitas


































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00501001.AF5



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                                                           Exhibit A
                                                           _________

         Purchase      Number          Price
          Date         of Shares       per Share      Value
         ________      _________       _________      _____

         8/3/98         1,600          $11.32       $18,112.00













































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